冠軍科技集團
CHAMPION TECHNOLOGY

16 December 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

for Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

dw 12/19

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

BONUS ISSUE OF NEW WARRANTS

The maximum number of New Warrants issuable under the Bonus Issue is 155,315,852 units.

The directors of Champion Technology Holdings Limited (the "Company") refer to the announcement of the Company dated 11 December 2002 (the "Bonus Issue Announcement") and would clarify that the maximum number of New Warrants issuable under the Bonus Issue is 155,315,852 units, after taking into account 57 million Shares (the "Consideration Shares") to be issued as consideration for the acquisition of 15% interest in 4G1 Inc. (the "Acquisition") announced by the Company on 28 November 2002. It is expected that the Consideration Shares will be issued on or about 18 December 2002 on completion of the Acquisition.

Terms defined in the Bonus Issue Announcement shall have the same meanings herein.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 13 December 2002

"Please also refer to the published version of this announcement in The Standard".